

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Eithne O'Connor, President
Oconn Industries Corp.
Daws House
33-35 Daws Lane
London, England NW7 4SD
0-808-189-1222

> **Re: Oconn Industries Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 30, 2013**
> **File No. 333-184830**

Dear Mr. O'Connor:

We have reviewed the above-referenced filing and the related response letter dated January 29, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 18, 2013.

Prospectus Summary, page 3

1.   You state on page 4 of the prospectus summary and page 10 of the risk factors that you "will be subject to increased disclosure requirements" as a smaller reporting company when and if you cease to be an emerging growth company. Please advise why you believe that you will be subject to increased disclosure requirements as a smaller reporting company and, if appropriate, expand your disclosure outlining those requirements.

Plan of Operation, page 23

2.   We note your disclosure throughout the prospectus that you require additional financing of $215,000 to conduct proposed operations for the next twelve months, but your discussion in the Plan of Operations on page 23 indicates that you need $260,000 and your budget on page 24 only accounts for $160,000 of the expenses that you need. Please ensure that your disclosure regarding your capital needs is consistent throughout the prospectus.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3453 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3105.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        Karen A. Batcher, Esq.
        Synergen Law Group, APC